

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2013

Via E-mail
Thomas W. Christopher
Kirkland & Ellis LLP
601 Lexington Ave.
New York, NY 10022

Re: **Sauer Danfoss Inc.**
        Schedule 14D-9 filed March 15, 2013
        Schedule 13E-3 filed March 15, 2013
        Schedule 14D-9/A and 13E-3/A filed March 21, 2013
        Schedule 14D-9/A and 13E-3/A filed March 25, 2013
        File No. 5-55771

Dear Mr. Christopher:

        The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filings concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the filings listed above.

        In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filings, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9 filed March 15, 2013

Background of the Offer; Reasons for the Recommendation of the Special Committee, page 12

1. Summarize in reasonable detail the update provided by Lazard to the Special Committee on January 10, 2013 concerning its valuation work to date. See Item 1015 of Regulation M-A, which encompasses both oral and written "reports" within the meaning of that Item.

2. See our comment above. Provide the same kind of expanded disclosure with respect to the telephonic meetings with Lazard on January 18, 2013 and January 24, 2013, where Lazard provided its analyses of the Management Case.

3. Refer to the third full paragraph on page 16. Expand the discussion of why the Special Committee directed Lazard to adjust the Management Case projections downward to reflect lower anticipated sales growth rates in certain geographic areas. Why weren't those lower figures initially included in the Management Case provided by management less than two weeks earlier, on January 11, 2013. Why did the Special Committee believe its figures were more accurate and appropriate than those prepared by management with day to day expertise in running the Company?

Reasons for the Recommendation of the Special Committee, page 20

4. The factors listed in Instruction 2 to Item 1014 are generally relevant to the fairness of the consideration to be offered in a going private transaction. To the extent that any particular factor is not relevant in the context of your transaction, this may itself be important information for shareholders. Please revise to address each Instruction 2 factor, or to explain why any single factor was not considered or was considered but given little weight in the context of this transaction. Factors which are currently not addressed in your disclosure include net book value, going concern value, liquidation value and prices paid in previous purchases (to the extent applicable).

5. In discussing the alternatives considered by the Special Committee and the Board, specifically address why the alternative of remaining independent was rejected.

6. Describe how the Special Committee and the Board considered the fact that two stockholders of the Company had demanded a higher price per share than that provided in the Offer in discussions with representatives of the Company.

Opinion of the Financial Advisor, page 24

7. Highlight any limitations or directives imposed on Lazard by the Special Committee or the Board, concerning its analysis of the fairness of the Offer consideration. In this regard, we note that the Lazard materials filed as an exhibit to the Schedule 13E-3 filed on March 15, 2013 by the Company state on page 5 "Special Committee selected financial plan for Lazard analysis."

8. Refer to the disclosure in the second full paragraph on page 26. Revise the language indicating that the summary that follows is only a "brief summary" and that it is "not complete." The summary of Lazard's analyses must be included in considerable detail; although as a summary it will not recite every detail of the underlying analyses, it is inappropriate to refer to it as "not complete."

Thomas W. Christopher, Esq.
Kirkland & Ellis LLP
April 1, 2013
Page 3

9. Several of the analyses performed by Lazard reflected valuation ranges above the Offer price. These include the comparable listed companies analysis ($52.24-$60.37), the selected transactions analysis ($57.04-$73.53), and the discounted cash flow analysis ($57.04-$65.45). How did Lazard and the Board consider the upper end of these ranges, which in some instances are considerably higher than the Offer price, in assessing the fairness of the Offer?

10. Refer to the summary of the Lazard's discounted cash flow analysis on page 29. Explain why the disclosure here reflects only the figures derived using only the Adjusted Management Case, versus the higher Management Case. We note that the DCF Analysis on page 15 of the Lazard report filed as an exhibit to the Schedule 13E-3 filed by the Company on March 15, 2012 reflect that Lazard also conducted a discounted cash flow analysis using the higher Management Case projections. Please revise to include in the disclosure document. In your response letter, tell us how you will disseminate.

11. Identify the transactions analyzed in the precedent minority buy-in transaction comparison conducted by Lazard presented on page 29.

12. Confirm that you have filed written information provided by Lazard, including any "board books" given to the Special Committee or the Board or its representatives in connection with any presentations or otherwise.

Forward-Looking Statements, page 38

13. Refer to the disclaimer concerning your obligation to update the information in the Schedule 14D-9. Please revise, consistent with your obligation to update information throughout the term of the Offer.

Closing Information

Please amend the filings in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since SunLink is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- It is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions